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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)
NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Company is pleased to announce that it has today entered into a Framework Agreement with Datang regarding the Non-Exempt Continuing Connected Transactions for a period of three years commencing today.

The Non-Exempt Continuing Connected Transactions are subject to the reporting and announcement requirements under rule 14A.34 of the Listing Rules.

INTRODUCTION

The Company is pleased to announce that it has today entered into a Framework Agreement with Datang regarding the Non-Exempt Continuing Connected Transactions for a period of three years commencing today.

The Non-Exempt Continuing Connected Transactions are subject to the reporting and announcement requirements under rule 14A.34 of the Listing Rules.

SUMMARY OF PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT
Execution Date: Effective period:	14 December 2011 Three years effective from today’s date

Material terms: Both the Company including its subsidiaries and Datang and its associates will engage in business collaboration including but not limited to foundry service.

PRICING OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The price for the provision of all business collaboration under the Framework Agreement will be determined by reference to reasonable market price.

The Directors (including the independent non-executive Directors) consider the Non-Exempt Continuing Connected Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company which the Directors believe are fair and reasonable, and in the interests of the Shareholders as a whole.

The Company confirms that Dr. Chen Shanzhi and Mr. Gao Yonggang, both being Directors nominated by Datang, had abstained from voting on all relevant board resolutions relating to the Framework Agreement and the Non-Exempt Continuing Connected Transactions.

BASIS OF DETERMINATION OF THE PROPOSED CAP

The Expected Caps representing the maximum revenue on an aggregated basis expected to be generated by the Company from the Non-Exempt Continuing Transactions during each of the three years ending 31 December 2013 are US$5.2 million, US$40 million and US$60 million. In arriving at the Expected Caps, the Company has considered the potential level of Non-Exempt Continuing Transactions it may potentially provide in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang and its associates with the Company and the Company’s historical revenues.

IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

Datang is currently a substantial shareholder of the Company and is therefore are regarded as a Connected Person of the Company under the Listing Rules, and the Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules

As the relevant percentage ratios are on an annual basis more than 0.1% and less than 5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions under rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements set out in rules 14A.45 to 14A.47 of the Listing Rules, the annual review requirements set out in rules 14A.37 to 14A.40 of the Listing Rules and the requirements set out in rules 14A.35(1) and 14A.35(2) of the Listing Rules.

GENERAL

The Company is principally engaged in semiconductor manufacturing and sale thereof.

Datang is a subsidiary of Datang Telecom Technology & Industry Group which is headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication,and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

“associates”	has the meaning ascribed thereto under the Listing Rules;
“Company”
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Shares and American Depositary Shares of which are listed on the Stock Exchange and the New York Stock Exchange, respectively;

“Connected Person”	has the meaning ascribed thereto under rule 1.01 of the Listing Rules, as modified by rules 14A.11 and 14A.12 of the Listing Rules;
“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd.;
“Directors”	directors of the Company;
“Expected Caps”
the maximum revenue on an aggregated basis expected to be generated by the Company from the Non-Exempt Continuing Transactions during each of the three years ending 31 December 2013 in respect of the Non-Exempt
Continuing Connected Transactions;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“Non-Exempt Continuing Connected Transactions”	the transactions as provided under the Framework Agreement;
“Ordinary Shares”	ordinary shares of par value US$0.0004 each in the capital of the Company
“PRC”	the People’s Republic of China;
“Preferred Shares”	preferred shares of par value US$0.0004 each in the capital of the Company
“Shares”
means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company;

“Shareholder(s)”	holder(s) of existing Shares of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“TD-SCDMA”	Time Division-Synchronous Code Division Multiple Access, which is a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;
“US$”	United States dollar, the lawful currency of the United States.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC

14 December, 2011